[Letterhead of Winston & Strawn LLP]

August 10, 2011

VIA EDGAR AND FEDEX

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
US Securities and Exchange Commission
100 F Street, NE
Mail Stop 3720
Washington, DC 20549-6010

Re:	Groupon, Inc.
Registration Statement on Form S-1 filed on June 2, 2011
Amendment No. 1 filed on July 14, 2011
Amendment No. 2 filed on August 10, 2011
File No. 333-174661

Dear Mr. Spirgel:

        On behalf of Groupon, Inc. (the "Company"), enclosed for your review is Amendment No. 2 to the Company's Registration Statement on Form S-1 (Registration No. 333-174661) (the "Registration Statement"), originally filed with the Securities and Exchange Commission (the "Commission") on June 2, 2011, and amended by Amendment No. 1 to the Registration Statement, filed with the Commission on July 14, 2011. An electronic version of Amendment No. 2 has been filed concurrently with the Commission through its EDGAR system. The enclosed copy of Amendment No. 2 has been marked to reflect changes made to Amendment No. 1 to the Registration Statement.

        Set forth below are the responses of the Company to the comments contained in the Staff's letter to the Company, dated July 22, 2011, relating to the Registration Statement. For convenience of reference, the text of the comments in the Staff's letter has been reproduced in italicized type herein.

Prospectus Summary, page 1

Comment No. 1

        We have considered your response to comment 16 from our letter dated June 29, 2011. Given your limited operating history, it is unclear why investors would not consider additional information about your subscribers, customers and merchants to be meaningful. Please provide additional context to your disclosure in the third and fourth bullet points on page 1 by disclosing the number of repeat purchasers and merchants for the periods presented and explain your definition of these terms.

Response:

        The Company advises the Staff that it has added repeat customers to the third bullet point on page 1 of the Registration Statement and has defined this metric to mean any customer who has purchased more than one Groupon from January 1, 2009 (the first date the Company began tracking unique customers) through the end of any given period. The Company respectfully submits that adding disclosure regarding repeat merchants is not meaningful to investors because it is not the Company's strategic objective to attract repeat merchants. As stated in the Company's letter to the Staff dated July 14, 2011, in order to promote diversity and variety in its daily deal offerings and in view of the Company's significant merchant backlog, the Company's general practice to date has been to limit the number of repeat merchants. Accordingly, the Company does not view the number of repeat merchants as a meaningful proxy of merchant satisfaction or operating success. The Company has added disclosure regarding its general practice with respect to repeat merchants to page 80 of the Registration Statement.

Our Strategy, page 2

Comment No. 2

        We note your response to comment 17 from our letter dated June 29, 2011 and your supplemental explanation of online marketing expense to acquire the Q2 2010 cohort. In light of the fact that the second quarter 2010 cohort information needs lengthy disclosure to put it into context, including the risks highlighted in the second bullet point of the first risk factor on page 12, please remove this example from the prospectus summary.

Response:

        The Company has removed the example from the prospectus summary.

Key Operating Metrics, pages 8 and 43

Comment No. 3

        We note your response to comment 18 from our letter dated June 29, 2011. Please revise your disclosure on pages 8, 43, 48, and 58 to state as explained on page 24 that "subscribers" reflects the total number of subscribers who have completed registrations as of the last day of the applicable period, regardless of purchase activity, less individuals who have unsubscribed, and could include individuals with multiple registrations.

Response:

        In response to the Staff's comment, the Company has revised its disclosure on pages 8, 42, 46 and 57.

Comment No. 4

        Furthermore, it appears that, upon initially visiting your website at www.groupon.com, visitors are asked to enter their location and then their e-mail and are not permitted to proceed without providing this information. Upon entering this information, a visitor becomes a subscriber. Your website does not appear to clearly state how to view information on the website without entering this information and becoming a subscriber. Please discuss this aspect of your website's operation, including that some of your subscribers may be people who did not know how to visit your website without registering as subscribers and did not intend to become subscribers.

Response:

        The Company respectfully advises the Staff that first-time visitors to the Groupon website may view deals without providing their location and email address by clicking on the Groupon logo in the middle of the browser page. The Company respectfully submits that individuals who do not wish to be or remain subscribers may unsubscribe at any time. As a result, the Company believes the number of unintentional subscribers is not significant relative to the total number of subscribers.

Comment No. 5

        We note your response to comment 19 from our letter dated June 29, 2011. It is unclear to us how you are able to isolate "unique customers" in your measurement of cumulative customers to include only new customers. Additionally, please qualify your count of cumulative customers to state, if true, that it may include the same individuals with multiple registrations.

Response:

        The Company respectfully advises the Staff that the Company is able to isolate unique customers in its measurement of cumulative customers because of the manner in which it tracks the sale of Groupons. Each Groupon sold is catalogued with an identification number unique to the account of the customer who purchased it. As a result, the Company is able to discern unique customers.

        In response to the Staff's comment, the Company has revised its disclosure on pages 8, 42, 46 and 57 to state that cumulative customers may include the same individual customers with multiple registrations.

Non-GAAP Financial Measures, pages 9 and 43

Comment No. 6

        We note your response to comment 20. However, we reiterate our belief that the exclusion of online marketing expenses from your results of operations in your non-GAAP measure is potentially misleading. Please remove this item from your calculation of your non-GAAP measure.

Response:

        The Company advises the Staff that it has removed the presentation of the non-GAAP financial measure Adjusted CSOI from the Registration Statement. Please note that Andrew Mason's letter continues to reference Adjusted CSOI on page 32 of the Registration Statement as a metric the Company tracks internally.

Letter from Andrew D. Mason, page 32

Our customers and merchants are what we care about, page 33

Comment No. 7

        We note your completely open return policy. Please explain whether this applies to your international operations as well as your North American operations.

Response:

        The Company advises the Staff that its open return policy applies to all countries in which it operates.

Special Note Regarding Forward-Looking Statements and Industry Data, page 34

Comment No. 8

        We note your response to comment 21 from our letter dated June 29, 2011 and acknowledgement of your responsibility for the accuracy and completeness of the information in the prospectus. Nevertheless, the first paragraph on page 35 states that information in the prospectus is based on information from other sources whose accuracy you cannot assure. Revise to remove this qualification.

Response:

        The Company has the deleted the referenced language on page 34.

Use of Proceeds, page 36

Comment No. 9

        We note your response to comment 23 from our letter dated June 29, 2011. Considering your substantial investment in growth such as your online marketing expenses, please clarify whether the net proceeds of this offering will be used to fund these expenses and growth initiatives.

Response:

        The Company advises the Staff that it does not intend to use its net proceeds from this offering to fund online marketing expenses as the Company believes it has sufficient operating cash flow to fund such expenses during the next 12 months. The Company has clarified its disclosure on page 35 accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

How We Measure Our Business, page 46

Comment No. 10

        We note your response to comment 25 from our letter dated June 29, 2011. Please revise your disclosure to incorporate your response that city size, maturity of markets, and changes in mix of category of deals have not had a meaningful impact on gross margin or profit.

Response:

        In response to the Staff's comment, the Company has revised its disclosure on page 45.

Comment No. 11

        We note your response to comment 26 from our letter dated June 29, 2011. Please include calculations of average revenue per subscriber and Groupon sold and average Groupons per customer.

Response:

        The Company advises the Staff that it has added the following metrics on pages 45 and 46 under How We Measure Our Business: average revenue per subscriber, average cumulative Groupons sold per customer, and average revenue per Groupon sold. The Company has also added disclosure of such metrics to pages 8, 42 and 57 of the Registration Statement.

Results of Operations, page 50

Comparison of the Years Ended December 31, 2008, 2009, and 2010, page 53

Comment No. 12

        We note your response to comment 28 from our letter dated June 29, 2011. Please include in your disclosure your statement that the refund rate of Groupons did not influence the cost of revenue or gross profits during the period in question.

Response:

        The Company has revised its disclosure on page 55 to state that the refund rate of Groupons did not significantly influence gross margins during the period in question.

Comment No. 13

        We note from page 55 that you had higher margins on your International segment. Please further explain whether this result was due to your redemption payment model because, in that model, revenue is not shared with merchants until the customer redeems the Groupon.

Response:

        The Company advises the Staff that to date the higher margins in its International segment have not resulted in any material respect from the redemption payment model. The Company attributes the disparity in margins between its segments primarily to the absence of national deals in its International segment, and has expanded the disclosure on page 55 to clarify this point accordingly.

Liquidity and Capital Resources, page 59

Comment No. 14

        We note your response to comment 30 from our letter dated June 29, 2011. Please incorporate your explanation for using a substantial portion of the net proceeds of $1.1 billion from recent stock sales to redeem shares instead of funding your growth strategy into Liquidity and Capital Resources section. Also clarify whether you have funded your working capital requirements and expansion primarily through private sales of common and preferred stock or whether you have relied primarily on cash flows from operations. In this regard, it appears that the $1.1 billion in common and preferred stock sales are largely unrelated to the company's liquidity and capital resource requirements.

Response:

        In response to the Staff's comment, the Company has expanded its disclosure on page 59.

Cash Provided By (Used In) Operating Activities, page 60

Comment No. 15

        We note your response to comment 33 from our letter dated June 29, 2011 and that you use the redemption model in your international operation in part because of the challenges in assessing creditworthiness. Please explain these challenges in more detail; explain whether you are referring to the creditworthiness of the merchants or customers.

Response:

        The Company advises the Staff that while there are some challenges in assessing creditworthiness in its international markets, the Company uses the redemption model in its international operations primarily because such model is in conformity with local market practice. The Company has revised its disclosure on page 60 accordingly.

Comment No. 16

        We note your response to comment 34 from our letter dated June 29, 2011. The second paragraph on page 60 states that growth in international operations accelerated cash flow due to more favorable payment terms. Please explain more specifically your reference to "more favorable payment terms." Explain whether this refers to the redemption model which allows you to retain cash from your customers without paying merchants when customers do not redeem Groupons.

Response:

        The Company advises the Staff that it has revised the disclosure on page 60 to state that the redemption model utilized in the Company's international operations generally improves the Company's overall cash flow because the Company does not pay its international merchants until the customer redeems the Groupon.

Critical Accounting Policies and Estimates, page 64

Acquisitions and the Recoverability of Goodwill and Long-Lived Intangible Assets, page 64

Comment No. 17

        We note your response to comment 35 from our letter dated June 29, 2011, including your statement that collectively, the key operating metrics and financial information included in the internal reports enable Mr. Mason to assess the performance of the Company and allocate resources. Based on all internal reports provided to the CODM, tell us your consideration of whether each business component included therein is an operating segment. Please provide us your analysis based on the criteria set forth in paragraphs 50-1 through 50-19 of ASC 280-10.

Response:

        The Company advises the Staff that each business component included in internal reports provided to the CODM is an operating segment. In determining reportable business segments, the Company applies the guidance set forth in Accounting Standards Codification ("ASC") 280-10-50. Specifically, ASC 280-10-50-1 defines an operating segment as a component of an enterprise:

  a.
  that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise);
  b.
  whose operating results are regularly reviewed by the enterprise's CODM to make decisions about resources to be allocated to the segment and assess its performance; and
  c.
  for which discrete financial information is available.

        The CODM regularly reviews discrete financial information for each of the North America and International segments and makes decisions about resources to be allocated to the segment and assesses the performance of the segment. Discrete financial information below the operating segment level is not regularly reviewed by the CODM.

        The Company has two operating segments that are also reportable segments. As such, the Company has not aggregated operating segments under ASC 280-10 paragraphs 50-11 through 50-19.

Common Stock Valuations, page 66

Fiscal Year 2011, page 68

Comment No. 18

        We note your Chinese joint ventures on page F-45 and several references elsewhere in the filing. Please revise to add China to the list of countries in which you expanded your presence or tell why it is not applicable.

Response:

        The Company respectfully advises the Staff that pages 123 and F-45 contain disclosure of the Company's entry into China through a joint venture. The Company advises the Staff that disclosure regarding this joint venture is not applicable under "Common Stock Valuations," as such joint venture did not have a material impact on the Company's results of operations.

Business, page 71

Comment No. 19

        We note your response to comment 38 from our letter dated June 29, 2011. Please revise your disclosure to incorporate your response that explains your belief regarding local expenditures on leisure, recreation, foodservice, and retail.

Response:

        The Company has revised the disclosure on page 72 to explain its belief regarding local expenditures on leisure, recreation, foodservice and retail.

Comment No. 20

        We note your response to comment 39 from our letter dated June 29, 2011. We partly reissue this comment. You state in your response that about 40% of subscribers are unpaid or are acquired via word-of-mouth. Please incorporate this information into your disclosure. Further, revise to explain the basis for your statement that your brand is trusted and detail your investment in customer satisfaction by objective standards such as return customers, merchants, or third party reports and analyses.

Response:

        In response to the Staff's comment, the Company has revised its disclosure on page 76.

Comment No. 21

        We note your disclosure in the last paragraph on page 74 and fourth paragraph on page 75 regarding your relationships with merchants and your focus on providing them with positive experiences. Your disclosure here or elsewhere does not seem to address when merchants generally make money on their promotions with Groupon or consider the promotions to be effective. Please revise to address this aspect of the Groupon experience. In this regard, we note your response to comment 16 which states that you have a backlog of merchants so that your approach is limiting, instead of encouraging, deals with merchants. Merchant profitability and satisfaction nevertheless seem to be important to your business.

Response:

        The Company respectfully advises the Staff that merchant satisfaction is important to its business, and the Company routinely solicits feedback from merchants regarding their satisfaction though surveys and other means. When assessing the effectiveness of the Company's services, merchants evaluate the financial impact of the deal as well as the potential benefits, including repeat business, that may be realized over time through increased merchant awareness. The Company advises the Staff that, in its experience, some merchants view the Company's deals as a marketing expense and may be willing to offer deals with little or no immediate profitability in an effort to gain future customers and increased brand awareness. The Company has revised the disclosure on page 76 to reflect how merchant satisfaction is evaluated.

Subscriber Economics, page 76

Comment No. 22

        We note the disclosure on page 77 provided in response to comment 42. Please expand your disclosure to discuss the reasons for the trend of declining average revenue per Groupon sold. Also, please balance your disclosure concerning the trend in gross profit with a discussion of the trends in gross profit percentages in the case study markets.

Response:

        In response to the Staff's comment, the Company has expanded its disclosure on page 78.

Comment No. 23

        We note your response to comment 44 from our letter dated June 29, 2011. Notwithstanding whether management considers revenue per Groupon sold to be a key metric, we continue to believe disclosure of average revenue earned per Groupon sold would provide readers additional insight and clarity about the economic trends in your operations in the case study markets. For each of the case studies, disclose within the tables the average amount of revenue earned per Groupon sold in each of the quarterly periods.

Response:

        The Company has revised its disclosure on pages 78 and 79 to include average revenue per Groupon sold. In addition, the Company has added average revenue per subscriber and average cumulative Groupons sold per customer to pages 78 and 79.

Competition, page 84

Comment No. 24

        We note your response to comment 46 from our letter dated June 29, 2011. Please incorporate into your disclosure your response that, based on your experience, you do not compete on merchant payment terms.

Response:

        The Company has revised its disclosure on page 86 to state that, based on its experience, merchant payment terms are not a principal competitive factor.

Regulation, page 85

Comment No. 25

        We note your response to comment 50 from our letter dated June 29, 2011. Please clarify your basis of accounting for your International Segment's merchant cost under the redemption payment model, initially, at point of sale and at the expiration of the promotion period if customers do not redeem their Groupons. Additionally, please expand your disclosure to discuss the impact of unredeemed Groupons on the international segment's gross profit during each period presented. We note your disclosure on page 60.

Response:

        The Company advises the Staff that in its International segment, it recognizes the full cost of the obligation and records such cost to the cost of revenue at the point of sale to the customer. Merchants are paid when the customer redeems the Groupon. In some cases, customers do not redeem the Groupon before its expiration. This is often referred to as "breakage." In accordance with ASC 405, when the obligation relating to a Groupon sold through its International operations expires, the Company de-recognizes the unredeemed obligation and records an offset to the cost of revenue. As a result, the breakage related to unredeemed Groupons may positively impact margins in the Company's international operations. The Company has revised its disclosure on page 60 accordingly. As noted in response to the Staff's comment no. 13, such breakage has not had a material impact on the International segment's gross profit.

Code of Ethics, page 93

Comment No. 26

        If you intend to put information on your website for investors, please confirm that an investor will not have to become a subscriber and that it will be clear how to access the information without becoming a subscriber.

Response:

        The Company intends to put information on its website for investors that may be accessed without the investor becoming a subscriber. The Company confirms for the Staff that prior to the completion of the offering, the Company will revise its website to clarify how investors may access such information without becoming a subscriber.

Related Party Transactions, page 114

Comment No. 27

        Please provide a separate table that discloses the total amount each officer, director and five percent stockholder has received through dividend payments and stock redemptions to date and the total amount paid for the related shares. Please list each officer and director by name (e.g., Eric P. Lefkofsky and affiliates) and include all shares attributable to their affiliates. You may identify the affiliates in a footnote.

Response:

        In response to the Staff's comment, the Company has provided the requested table on pages 121 and 122.

Sales of Our Securities, page 114

Comment No. 28

        We note your response to comment 59 from our letter dated June 29, 2011. Please incorporate your response into your filing.

Response:

        In response to the Staff's comment, the Company has revised its disclosure on pages 119 and 120.

Principal and Selling Stockholders, page 121

Comment No. 29

        Tell us whether the shares over which Messrs. Mason, Keywell and Lefkofsky share voting power in connection with the CityDeal acquisition are included in their beneficial ownership amounts. If not, please include these shares in their beneficial ownership amounts and in the column to the table that discloses the percentage of total voting power.

Response:

        The Company advises the Staff that the shares over which Messrs. Mason, Keywell and Lefkofsky (the "Founders") share voting power in connection with the CityDeal acquisition are not included in their beneficial ownership amounts. The Company determines beneficial ownership in accordance with Exchange Act Rule 13d-3, pursuant to which beneficial ownership is based on investment and voting power. The Founders have no investment power with respect to such shares. In addition, the Founders have only limited voting power with respect to such shares pursuant to a Shareholders Agreement, dated May 2010, by and among the Company, CD-Inv Holding UG (hafungsbeschraenkt) & Co. Beteiligungs KG ("CD-Inv"), CD-Rocket Holding UG (hafungsbeschraenkt) & Co. Beteiligungs KG ("CD-Rocket"), CityDeal Management UG (hafungsbeschraenkt) & Co. Beteiligungs KG ("CityDeal Management"), European Founders Fund GmbH ("European Founders"), Rocket Internet GmbH ("Rocket") and the Founders (the Founders, together with CD-Inv, CD-Rocket, CityDeal Management, European Founders and Rocket, the "CityDeal Sellers"). Pursuant to the Shareholders Agreement, the shares issued in connection with the CityDeal acquisition (the "CityDeal Shares") must be voted in the same manner as the majority-in-interest of the shares of common stock held by the Founders in connection with certain material transactions, including (i) an initial public offering of the Company or any corporate action related thereto, (ii) the authorization, designation or issuance of any new class or series of capital stock of the Company, (iii) certain material acquisitions or asset transfers and (iv) amendments to the Company's Right of First Refusal and Co-Sale Agreement or Voting Agreement, each of which will be terminated in connection with the offering. In connection with this provision of the Shareholders Agreement, the CityDeal Sellers and affiliates have appointed the President and Secretary of the Company, each of the Founders, or their respective designees, or any of them from time to time, to serve as their true and lawful proxies and attorneys-in-fact. This proxy authority continues for five years following the closing of the Company's initial public offering, but applies only to the specific and limited matters set forth above, and the CityDeal Shares may not be voted by the Founders or any other proxy holder in connection with any other Company shareholder vote, including the election of directors. Therefore, the Company respectfully submits that that the Founders do not beneficially own the CityDeal Shares because they have no investment power and only limited voting power with respect to such shares. The Company has revised footnotes 2, 7, 8 and 15 on pages 126 and 127 to clarify that the CityDeal Shares are not included in the Founders' beneficial ownership amounts.

Financial Statements

Revenue Recognition, page F-11

Comment No. 30

        In order to help us further evaluate your responses to comments 62 and 63, please address the following:

  •
  Summarize for us and provide proposed disclosure (for inclusion in the appropriate sections of your registration statement), that clearly delineates the rights and obligations of the parties in both the agreement between the purchaser of a Groupon and Groupon and the agreement between Groupon and the merchant that provides the discounted service to which the owner of a Groupon is entitled. If the rights and obligations differ between your U.S. and international operations, please highlight those differences and explain how they impact the timing, measurement, and recognition of revenue and cost of revenue.

Response:

        The Company advises the Staff that although the merchant payment models in the Company's North American and international operations differ, the Company's relationships with purchasers and merchants do not materially differ between its North American and international operations in the timing, measurement and recognition of revenue and cost of revenue.

        The Company's relationship with purchasers of Groupons is governed by the terms of use available on the Company's website. Pursuant to the terms of use, the Company enters into a transaction with the purchaser to sell the purchaser the Groupon voucher at the stated sales price. Once purchased, the Company has an obligation to make that voucher available to the purchaser. The purchase of a Groupon voucher gives the purchaser the option to purchase goods or services at a specified price in the future. The purchaser may choose to redeem that voucher with the merchant; give, sell or trade that voucher to another party; or not act on that voucher at all. Should the purchaser choose to redeem the voucher, the merchant is responsible for fulfilling the offer of goods or services that is the subject of the Groupon voucher, i.e., to provide the goods or services to the purchaser. The voucher purchased by the purchaser is non-returnable. That is, the purchaser cannot simply change his or her mind with respect to the purchase and request his or her money back. However, the Company stands behind the voucher with the Groupon Promise. Under the Groupon Promise, the Company will refund the amount paid by the purchaser if the purchaser is not satisfied with his or her experience with the merchant. Based on the Company's obligation to provide the voucher, revenue is recognized at the time the voucher is made available to the purchaser, after giving consideration to the amount of any potential refund the Company will make as a result of the Groupon Promise.

        The Company's relationship with the merchants which provide discounted goods or services that are the subject of the Groupon offer is governed by the terms of a merchant agreement entered into between the Company and the individual merchant. Pursuant to each merchant agreement, the Company agrees to pay the merchant an agreed upon price for each Groupon voucher sold. In North America, the Company is obligated to pay this per voucher amount to the merchant over a prescribed period regardless of whether the voucher is ultimately redeemed. In the Company's international operations, the Company's obligation to pay this per voucher amount only arises upon redemption. If the per voucher amount is refunded to the purchaser by the Company as a result of dissatisfaction, the Company may, in some cases, deduct from the merchant payable the amount of such refund. However, regardless of the payment terms, the revenue and cost of sales are recorded at the time of sale as the Company's position is that the amount of future refunds is reasonably estimable at the time of sale.

        The Company has added the following disclosure to page 47 of the Registration Statement that delineates the rights and obligations between the Company and the purchaser of a Groupon and the Company and the merchant which offers a Groupon:

    "We record our revenue on a gross basis because we consider ourselves to be the primary obligor for the Groupon voucher. This consideration stems from the Groupon Promise, which provides that our customers will receive a refund of the amount paid for the Groupon by such customer in the event that the merchant is unable or fails to deliver the goods or services in a satisfactory manner. Our merchants are responsible for fulfilling the obligation to deliver the goods and services that are sold when a Groupon is redeemed."

  •
  Analyze, with reference to the rights and obligations of the parties, whether Groupon is responsible for the acceptability of the product or service provided by the merchant to the owner of a Groupon.

Response:

        If a purchaser is not satisfied with the goods or services promoted through a Groupon offer, the Company believes that the purchaser will be less likely to purchase more Groupons and continue to subscribe to receive the Company's daily emails. To address this concern, the Groupon Promise provides that if purchasers are not satisfied with their merchant experience, the Company will refund the amount paid for the Groupon or issue a credit to their respective Groupon accounts for such amount. The Company does not believe it is legally responsible for the acceptability of, or for any claims or damages relating to the delivery of, the goods or services provided by a merchant that are promoted through a Groupon offer.

Comment No. 31

        Further, without limiting your response, please clarify the rights and obligations of the three parties involved in the following circumstances:

  •
  When a Groupon is sold and the customer redeems it during the promotion period

Response:

        The Company advises the Staff that the Company is not selling the underlying goods or services, only the voucher to obtain the discounted goods or services from a specified merchant. As discussed in the Company's response to comment no. 30, the purchase of a Groupon voucher gives the customer the option to purchase the goods or services at a specified price in the future. The customer also has the option to transfer the voucher. In the event that the customer elects to redeem the voucher, the merchant is responsible for providing the goods or services. If the customer is not satisfied with such goods or services, the Company will, consistent with the Groupon Promise, refund the customer the amount paid for the Groupon or credit the customer's Groupon account for such amount. It is the Company's position that the amount of future refunds is reasonably estimable.

  •
  When a Groupon is sold and the customer attempts to redeem it following the expiration of a promotion period

Response:

        The Company advises the Staff that when a Groupon is sold and the customer attempts to redeem it following the expiration of the promotion period, the merchant is not obligated to provide a refund but must, to the extent required under applicable law, provide the customer with the offered goods or services at a value equal to the amount paid for the Groupon. Following the expiration of the promotion period, if the merchant is unable or unwilling to honor the purchase value of the Groupon, then the Company may elect, as a service to its customers, to refund the amount paid for the Groupon or credit the customer's Groupon account for such amount.

  •
  When a Groupon is sold and redeemed but the customer requests a refund because of an unsatisfactory experience with the merchant

Response:

        In situations where the Company sells a customer a voucher, the customers elects to redeem that voucher, and the customer requests a refund from the Company due to an unsatisfactory experience with the merchant, the Company, consistent with the Groupon Promise, will refund the customer the amount paid for the Groupon or credit the customer's Groupon account for such amount. However, the Groupon Promise is limited to such a refund or credit and does not, in the Company's view, make the Company legally responsible for the delivery of goods or services offered by its merchants, nor is the Company legally responsible to provide a refund for the promotional value, which is the value of the voucher in excess of what the customer paid. The Company's general practice is not to refund any amount in excess of the amount paid by the customer.

  •
  When a Groupon is sold but the customer requests a refund of an unused Groupon during the promotion period (such as when a customer changes his mind)

Response:

        As discussed above, purchased vouchers are not returnable and if a customer changes his or her mind, the Company generally does not refund the purchase price. However, it is the Company's practice, consistent with the Groupon Promise, to refund the customer the amount paid for the Groupon or credit the customer's Groupon account if the customer can demonstrate that he or she attempted to redeem the Groupon during the promotion period but was unable to do so as a result of a failure or incapacity of the merchant.

  •
  When a Groupon is sold but the customer requests a refund after the promotion period

Response:

        In certain situations, the Company will sell a customer a Groupon voucher and the customer will not exercise the option to acquire the discounted goods or services during the promotion period. In accordance with the Company's terms of sale to the customer, the customer must first attempt to redeem that voucher with the merchant prior to requesting a refund.

        Following the expiration of the promotion period, the merchant is not obligated to provide a refund but must, to the extent required under applicable law, provide the customer with the offered goods or services at a value equal to the amount paid for the Groupon. If the merchant is unable or unwilling to honor the purchase value of the Groupon, then the Company may, depending on the facts and circumstances and as a service to the customer, refund the customer the amount paid for the Groupon or credit the customer's Groupon account for such amount.

  •
  When a Groupon is sold but the merchant does not honor the Groupon (such as when the merchant is in bankruptcy)

Response:

        The Company advises the Staff that when a Groupon is sold but the merchant does not honor the Groupon, after attempting to have the merchant redeem the voucher, the customer may seek a refund directly from the Company. In such situations, consistent with the Groupon Promise, it is the Company's practice to refund the amount paid directly to the customer or credit the customer's Groupon account for such amount.

  •
  When Groupons are sold but redemptions are less than the number of customers committed to a merchant

Response:

        The Company advises the Staff that it does not commit to delivering a minimum number of customers to a merchant. The Company sells Groupons vouchers, which provide the customer the option to acquire discounted goods and services from a specified merchant. In accordance with the Company's merchant agreements, the Company agrees to pay the merchant a stated amount for each voucher it sells. Under those agreements, the merchant may decide to specify a minimum or maximum (or both) number of vouchers that the Company can sell. In North America, the Company pays merchants based on the total number of Groupons purchased by customers, regardless of whether such Groupons are subsequently redeemed. In the Company's international operations, the Company pays merchants based on the number of Groupons that are redeemed.

  •
  When a Groupon is fraudulently redeemed.

Response:

        The Company advises the Staff that when a Groupon is fraudulently redeemed, the merchant may contact the Company seeking redress, and the Company will decide whether to make the merchant whole on a case-by-case basis, based on its investigation of the facts of the specific situation.

  As appropriate, please ensure that your disclosures are sufficiently robust to address the above situations and circumstances.

Response:

        The Company acknowledges the Staff's comment and believes its disclosures in the Registration Statement are adequate.

Comment No. 32

        We note in your response to comment 59 that the company determined the fair value of its common stock to be $3.1783 per share as of April 2010 while in your response to comment 68 you indicate shares were repurchased in April 2010 at $5.353 per share. It is unclear to what extent the shares redeemed in April were held by employees and why you did not recognize any of the excess of the repurchase price over the fair value of these shares as compensation expense. Please comply with the accounting guidance in ASC 718-20-35-7 or advise us. Also, please clarify on page F-29 how many of the shares redeemed in April 2010 and in December 2010 were redeemed from company employees.

Response:

        The Company respectfully advises the Staff that it continues to believe that the redemption price paid was a good faith estimate of fair value of its stock at the time based upon the negotiations among all parties; however, in the interest of resolving this matter, the Company has recorded an additional $1.9 million of stock-based compensation expense. The additional compensation expense is not material to the Company's full year 2010 financial results or its expected full year 2011 financial results. Accordingly, the Company has recorded this expense during the six months ended June 30, 2011.

        The additional compensation expense recorded represents the excess of the repurchase price paid over the fair value as determined through a retrospective valuation completed for April 2010 for the 903,804 shares of common stock held by employees which originally had been issued for services based on the accounting guidance in ASC 718-20-35-7. The Company did not record compensation expense for the redemption of the 2,960,100 shares held by its chief executive officer as these shares were acquired in his capacity as a founder and were not issued for services. As a result, these shares would not be within the scope of ASC 718.

Stock-Based Compensation, page F-29

Comment No. 33

        Disclose on page F-31 what constitutes a Restricted Stock Unit and what constitutes a Performance Stock Unit.

Response:

        As noted on page F-31, Restricted Stock Units are granted under the Company's stock incentive plans and vest over a four-year period, with 25% of the awards vesting one year after the grant date and the remaining awards vesting on a monthly basis thereafter. The Company has clarified that Performance Stock Units are not granted under either of the stock incentive plans. Rather, they are granted pursuant to arm's-length negotiated contracts in connection with one of the Company's acquisitions.

Comment No. 34

        Please note that once we have an opportunity to review your per share offering price, we may have further comment.

Response:

        The Company acknowledges that the Staff may have further comment once it has had an opportunity to review the Company's per share offering price.

12. Income Taxes, page F-40

Comment No. 35

        We note your response to comment 69 from our letter dated June 29, 2011 and your statement that you recorded a full valuation allowance in all foreign jurisdictions in a net deferred tax position at December 31, 2010 since you have no prior history of capturing future income projections by jurisdiction. It is unclear to us why it is reasonable to consider your lack of prior history as persuasive evidence in support of a conclusion that it is more likely than not that the deferred tax assets will not be realized in future periods. In addition this conclusion appears to conflict with other conclusions made by management, such as management's assumptions regarding future operating results in the foreign jurisdictions when deciding to acquire CityDeal and Qpod, and management's estimates of fair value when assessing goodwill for impairment in your International segment. Please revise or provide additional detailed disclosure explaining your basis for recording a full valuation allowance in all foreign jurisdictions and advise us.

Response:

        The Company advises the Staff that its conclusion to record a full valuation allowance in all foreign jurisdictions in a net deferred tax position was based on a comprehensive review made pursuant to ASC 740-10-30 and related interpretative guidance. ASC 740-10-30 requires that all available evidence, both positive and negative, be considered to determine whether a valuation allowance for deferred tax assets is needed. Forming a conclusion that a valuation allowance is not needed may be difficult when there is significant negative evidence. Examples of negative evidence include, but are not limited to, the following:

  1.
  a history of operating loss or tax credit carryforwards expiring unused;
  2.
  losses expected in early future years;
  3.
  unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels on a continuing basis in future years; and
  4.
  a carryback, carryforward period that is so brief it would limit the realization of tax benefits if a significant deductible temporary difference is expected to reverse in a single year.

        Of the negative evidence cited, cumulative losses in recent years are considered most frequently. The general guideline is cumulative pretax results as adjusted for permanent items for three years. This would include the current year and two preceding years. Examples of positive evidence include:

  1.
  future reversals of existing taxable temporary differences;

  2.
  future taxable income exclusive of reversing temporary differences and carryforwards;
  3.
  taxable income in prior carryback year(s), if carryback is permitted under tax law; and
  4.
  tax planning strategies.

        Whether positive evidence includes the future realization of the tax benefit of an existing deductible temporary difference or carryforward ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryback, carryforward period available under the tax law.

        Evidence that has already occurred and can be objectively verified carries more weight than what may occur, such as projections of future income, which are not readily and objectively verifiable. In assessing the need for a valuation allowance, each piece of evidence should be evaluated in light of the extent to which it is objectively verifiable and should be weighted accordingly.

        Management first considered negative evidence and then evaluated whether sufficient positive evidence existed to outweigh negative evidence in its assessment of whether a valuation allowance was appropriate. It considered the following evidence.

Negative evidence

        Historical operating losses: The Company first entered many foreign jurisdictions in 2010 and, while it experienced significant growth and expansion in these foreign markets, it also recognized significant losses. While the evaluation period is brief, a history of losses nevertheless exists and was considered in management's evaluation as negative evidence.

        Losses expected in early future years: As stated on page 11 of the Company's Registration Statement, management represents the following, "We anticipate that our operating expenses will increase substantially in the foreseeable future as we continue to invest to increase our subscriber base, increase the number and variety of deals we offer each day, expand our marketing channels, expand our operations, hire additional employees and develop our technology platform. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these high expenses." Accordingly, management viewed this statement as negative evidence.

        Inability to forecast future income: While the Company anticipates being profitable overall in the future, the Company lacks sufficient processes to capture future income on a jurisdiction-by-jurisdiction basis required to perform a sufficient determination of whether valuation allowances may be released. Management considered the absence of reliable income forecasts as negative evidence.

Positive evidence

        Management recognizes that it expects the Company to be profitable at some future point. Management considered this as positive evidence, although lacking specificity for ASC 740-10-30 purposes.

Conclusion

        Management assessed available positive and negative evidence. Based on an assessment of available positive and negative evidence, management concluded that not enough positive evidence existed to support a reduction in the valuation allowance recorded against deferred tax assets attributable to net operating loss carryforwards.

Legal Matters, page F-58

Comment No. 36

        We note your response to comment 72 from our letter dated June 29, 2011 and your statement that "the Company has determined that such matters are not material individually or in the aggregate to its financial statements." However, it appears that you are referring to litigation incident to the ordinary course of business, which excludes class actions under the Card Act on page 19 in which your "liabilities with respect to unredeemed Groupons may be materially higher than the amounts shown in your financial statements" and "the outcome of these actions or the court rulings that they may entail may substantially harm" your business. Please reconcile the apparent inconsistencies and revise your disclosures in the financial statements as appropriate.

Response:

        The Company has revised the disclosure on page F-61 of the Registration Statement to clarify that the Company's belief that the final outcome of pending litigation matters will not have a material adverse effect is not limited to litigation incident to the ordinary course of business. The Company respectfully submits that the disclosures in the financial statements with respect to pending litigation and claims are not inconsistent with the risk factor disclosure referenced by the Staff. Taking into account relevant facts and circumstances, including the status of proceedings and input from internal and external counsel, the Company has concluded that none of the litigation matters in which it is presently involved will have a material adverse effect on its business, consolidated financial position, results of operations or cash flows. Such conclusion does not negate the possibility, however unlikely, that a material adverse judgment or development may arise in connection with the pending litigation and claims relating to the Card Act, nor does it render unnecessary, in the Company's view, disclosure to potential investors of such possibility.

Exhibits

Comment No. 37

        Please file your material contracts in their entirety. For example, please file all exhibits to the lease agreements filed as Exhibits 10.17 and 10.20.

Response:

        The Company has filed all exhibits to the lease agreements filed as Exhibits 10.7 and 10.20 and undertakes to file all other material contracts in their entirety.

        In addition, the Company acknowledges the Staff's prior comment no. 56 in the Staff's letter dated June 29, 2011 and advises the Staff that the Company's sublease agreement with Echo was cancelled effective April 1, 2011. The Company has deleted the Echo sublease from the exhibit index and has revised the disclosure on page 117 to reflect such cancellation.

*                   *                   *

        If you have any questions regarding any of the responses in this letter or Amendment No. 2, please call me at (312) 558-5979.

Respectfully submitted,
/s/ Steven J. Gavin
Steven J. Gavin
Enclosures
cc:	Andrew D. Mason
David R. Schellhase
Matthew F. Bergmann